                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          STRATEGIC DISTRIBUTION, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862701208
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                    153 East 53rd Street, New York, NY 10022
                                 (212) 821-8000
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  May 23, 1996
- --------------------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- -----------------------
CUSIP No.  862701208
          -------------
- -----------------------


- ---- ----------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William R. Berkley
- ---- ----------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

- ---- ----------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ----------------------------------------------------------------------
 4   SOURCE OF FUNDS*

            N/A
- ---- ----------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  [ ]

- ---- ----------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
- -------------- --------- --------------------------------------------------
                  7      SOLE VOTING POWER
                         8,682,898 (including 417,182 shares which are subject to a call option and 939,249 shares which may be acquired upon exercise of stock purchase options)

               --------- --------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING    --------- --------------------------------------------------
 PERSON WITH      9      SOLE DISPOSITIVE POWER
                         8,682,898 (including 417,182 shares which are subject to a call option and 939,249 shares which may be acquired upon exercise of stock purchase options)

               --------- --------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
- ---- ----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               8,682,898
- ---- ----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ ]
- ---- ----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%
- ---- ----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This statement constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D as originally filed with the Securities and Exchange Commission (the "Commission") on July 20, 1990 (the "Original 13D"), and as previously amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995 by Amendments No. 1, 2, 3, 4, 5 and 6, respectively (collectively, the "13D Amendments"). Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the Original 13D, as amended and supplemented by the 13D Amendments, is hereby further amended and restated as set forth below. Exhibits 1 through 11, which have been previously filed in paper format, are not restated electronically herein.

Item 1.           Security and Issuer

                  This Statement on Schedule 13D relates to the Common Stock, par value $.10 per share (previously Class B Common Stock) (the "Common Stock"), of Strategic Distribution, Inc. (formerly Strategic Information, Inc.) (the "Company"), the principal executive offices of which are located at 12136 West Bayaud, Suite 320, Lakewood, Colorado 80228.

Item 2.  Identity and Background

                   (a) The Original 13D and Amendments No. 1, 2 and 3 thereto were filed jointly by Informedia Partners, Limited Partnership, a limited partnership formed under the laws of the State of Delaware ("Informedia Partners"), the general partner of which was Mr. William R. Berkley ("Mr. Berkley"), and by Mr. Berkley as an individual, pursuant to a joint filing agreement previously filed thereto as Exhibit 1. As disclosed in Amendment No. 3, Informedia Partners was dissolved on December 31, 1992. Therefore, as of such date, Informedia Partners was no longer included as a reporting person for purposes of the Original 13D. Amendments No. 4, 5 and 6 thereto were filed solely on behalf of Mr. Berkley. This Amendment No. 7 is also filed solely on behalf of Mr. Berkley.

                   (b) The business address of Mr. Berkley is 165 Mason Street, Greenwich, Connecticut 06830.

                   (c) Mr. Berkley's present principal occupation is President and Chairman of the Board of W.R. Berkley Corporation, an insurance holding company.

                   (d) During the last five (5) years, neither Informedia Partners nor Mr. Berkley has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e) During the last five (5) years, neither Informedia Partners nor Mr. Berkley has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, would subject such party to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   (f)     Mr. Berkley is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

                  Informedia Partners

                  As reported in the Original 13D, Informedia Partners acquired 660,770 shares of Common Stock as a result of the conversion of 132,154 shares of the Company's Series A Convertible Preferred Stock. After the conversion, Informedia Partners was the beneficial owner of 3,587,437 shares of Common Stock.

                  As  reported  in  Amendment  No.  3,  on  December  31,  1992,
Informedia Partners was dissolved and all of the Common Stock owned by Informedia Partners was distributed (the "Distribution") to its partners. After the Distribution, Informedia Partners no longer owned any shares of Common Stock.

                  Mr. Berkley

                  As reported in the Original 13D, Mr. Berkley acquired 3,658,000 shares of Common Stock pursuant to a Subscription Agreement (see Item
6) whereby the Company offered (the "Exchange Offer") to issue and sell to Mr. Berkley 62,000 shares of Common Stock in exchange for each $37,500 principal amount of 10% Subordinated Promissory Notes due December 31, 1996 (the "Notes"), and each warrant, expiring February 15, 1999, to purchase 25,000 shares of Common Stock (the "Warrants"), issued by the Company and held by Mr. Berkley. Pursuant to the Exchange Offer, Mr. Berkley exchanged $2,212,500 aggregate principal amount of Notes and Warrants to purchase 1,475,000 shares of Common Stock for an aggregate of 3,658,000 shares of Common Stock. After the Exchange Offer, Mr. Berkley was the beneficial owner of 7,835,437 shares of Common Stock.

                  As reported in Amendment No. 1, Mr. Berkley acquired 1,360,592 shares of Common Stock pursuant to the Company's private placement of Common Stock that was completed on December 27, 1990 (the "Private Placement") for an aggregate purchase price of $1,360,592. After the Private Placement, Mr. Berkley was the beneficial owner of 9,196,029 shares of Common Stock.

                  As reported in Amendment No. 2, Mr. Berkley acquired 124,331 shares of Common Stock in a privately negotiated transaction with Mr. Jeffrey
V. Simon that was completed on July

24, 1992 (the "Simon Purchase"), for an aggregate purchase price of $124,331. After the Simon Purchase, Mr. Berkley was the beneficial owner of 9,320,360 shares of Common Stock.

                  As  reported  in  Amendment  No.  3,  on  December  31,  1992,
Informedia Partners was dissolved and all of the Common Stock owned by Informedia Partners was distributed to its partners (the "Distribution"). At the time of the Distribution, Mr. Berkley, as general partner and holder of a 66% partnership interest in Informedia Partners, was deemed to own beneficially all of the 3,587,437 shares of Common Stock held by Informedia Partners. Pursuant to the Distribution, Mr. Berkley acquired directly 2,367,708 shares of Common Stock in exchange for his partnership interest in Informedia Partners. After the Distribution, Mr. Berkley was the beneficial owner of 8,100,631 shares of Common Stock.

                  In Amendment No. 6, on May 12, 1995, Mr. Berkley reported an increase in beneficial ownership of Common Stock as a result of the purchase (as more fully disclosed in Item 6) (the "Related Purchases") of (i) options to purchase 19,077 shares of Common Stock by The Berkley Family Limited Partnership, of which Mr. Berkley is a general partner, and (ii) options to purchase 892,816 shares of Common Stock by Interlaken Investment Partners, L.P., of which Mr. Berkley is the sole owner of a company that indirectly controls such partnership. Mr. Berkley may be deemed to be the beneficial owner of shares of Common Stock and/or options to purchase Common Stock held by these entities. After these purchases, Mr. Berkley was the beneficial owner of 9,012,524 shares of Common Stock.

                  On December 29, 1995, a three percent (3%) stock dividend was paid to stockholders of record on December 18, 1995 (the "Stock Dividend"), pursuant to which Mr. Berkley received 243,018 shares of Common Stock. In addition, as a result of the Stock Dividend, Interlaken Investment Partners, L.P. received options to purchase an additional 26,784 shares of Common Stock and The Berkley Family Limited Partnership received options to purchase an additional 572 shares of Common Stock. After the Stock Dividend, Mr. Berkley was the beneficial owner of 9,282,898 shares of Common Stock.

                  On May 23, 1996,  Mr.  Berkley  sold 600,000  shares of Common
Stock in a public offering registered under the Securities Act of 1933, as amended, at an aggregate public offering price of $4,650,000. After the sale, Mr. Berkley was the beneficial owner of 8,682,898 shares of Common Stock.

Item 4.  Purpose of Transaction

                  Informedia Partners

                  As reported in the Original 13D, Informedia Partners determined to convert its Series A Convertible Preferred Stock into Common Stock because it believed it would be in the best interests of both Informedia Partners and the Company to convert such preferred stock at that time. At the time of such conversion, Informedia Partners did not intend to acquire additional securities of the Company or to dispose of such securities.

                  Mr. Berkley

                  As reported in the Original 13D and Amendments No. 1, 2 and 3 thereto, Mr. Berkley determined to participate in the Exchange Offer, the Private Placement, the Simon Purchase, the Distribution and the Related Purchases (each, a "Transaction") based on his analysis of the financial merits of each Transaction. At the time of the reporting of each Transaction, Mr. Berkley did not intend to acquire additional securities of the Company or to dispose of such securities.

Item 5.  Interest in Securities of the Issuer

                   (a) Mr. Berkley is the beneficial owner of 8,682,898 shares of Common Stock. Mr. Berkley owns directly 7,743,649 shares of Common Stock, including 417,182 shares which are subject to a call option (as more fully described in Item 6), and owns indirectly 939,249 shares (as more fully described in Item 6) which are subject to currently exercisable stock options, representing 28.6% of the 30,359,734 issued and outstanding shares (including 939,249 shares which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i)) of Common Stock.

                   (b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 8,692,898 shares of Common Stock (including 417,182 shares which are subject to a call option and 939,249 shares which may be acquired upon exercise of stock purchase options).

                   (c) On May 23,  1996,  Mr.  Berkley  sold  600,000  shares of
Common Stock in a public offering registered under the Securities Act of 1933, as amended, at an aggregate public offering price of $4,650,000.

                    Other than as set forth in this Item 5(c), Mr.
Berkley has effected no transactions in the Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  Informedia Partners

                  As reported in the Original 13D, Informedia Partners acquired 660,770 shares of Common Stock pursuant to a notice of conversion of Series A Convertible Preferred Stock dated June 19, 1990, previously filed as Exhibit 2 and incorporated herein by reference.

                  Mr. Berkley

                  As reported in the Original 13D, Mr. Berkley acquired 3,658,000 shares of Common Stock in the Exchange Offer pursuant to a Subscription Agreement for Shares of Class B Common Stock dated as of June 29, 1990 between the Company and Mr. Berkley, previously filed as Exhibit 3 and incorporated herein by reference.

                  As reported in Amendment No. 1, Mr. Berkley acquired 1,360,592 shares of Common Stock pursuant to a Subscription Agreement for Shares of Common Stock dated as of December 21, 1990 between the Company and Mr.
Berkley, previously filed as Exhibit 4 and incorporated herein by reference.

                  As reported in Amendment No. 2, Mr. Berkley acquired 124,331 shares of Common Stock pursuant to a Stock Purchase Agreement dated as of July 24, 1992 between Mr. William R. Berkley and Mr. Jeffrey V. Simon, previously filed as Exhibit 5 and incorporated herein by reference.

                  As reported in Amendment No. 4, Mr. Berkley issued to Mr. Andrew M. Bursky ("Mr. Bursky") an option to purchase 405,031 shares of Common Stock then owned by Mr. Berkley for a purchase price of $343,261 (the "Call
Option")  pursuant  to a letter  dated  November  5, 1993,  previously  filed as
Exhibit 4. The Call Option was to expire on December 31, 1995. As reported in Amendment No. 6, pursuant to a letter dated December 22, 1995, previously filed as Exhibit 9 and incorporated herein by reference, the Call Option was extended until January 31, 1997, and the number of shares of Common Stock subject to the Call Option was to be adjusted for any stock dividends or stock splits. The purchase price for the extension of the Call Option was an additional $5,000, to be paid prior to the exercise or expiration of the Call Option. As a result of the Stock Dividend, the number of shares of Common Stock subject to the Call Option was adjusted from 405,031 shares to 417,182 shares.

                  As reported in Amendment No. 5, pursuant to a letter agreement, dated January 4, 1994, among Quota Fund NV - "Brahman," Brahman Partners II, L.P., Genesis Capital Fund-Brahman, B-Y Partners, L.P. (collectively, the "Investors"), and Mr. Berkley (the "Investors Agreement"), and a letter agreement, dated January 4, 1994, between George E. Krauter and Mr. Berkley

(the "Krauter Agreement"), Mr. Berkley granted the Investors and Mr. Krauter the right, subject to the terms and conditions contained in the Investors Agreement and the Krauter Agreement, to sell a pro rata portion of the Common Stock owned by them in the event Mr. Berkley sells any Common Stock owned by him. The provisions of the Investors Agreement and the Krauter Agreement do not apply to
(i) transfers by Mr. Berkley to his wife, his children or to trusts established for the benefit of either Mr. Berkley, his wife or his children or (ii) transfers by Mr. Berkley aggregating not more than ten percent (10%) of the shares of Common Stock outstanding on the date of the Investors Agreement and the Krauter Agreement in one or more transactions not involving any public offering or sale. A copy of each of the Investors Agreement and the Krauter Agreement were previously filed as Exhibits 7 and 8, respectively, to Amendment No. 5 and are incorporated herein by reference.

                  As reported in Amendment No. 6, on May 12, 1995, Interlaken Investment Partners, L.P. ("IIP"), The Berkley Family Limited Partnership ("BFLP") and the other shareholders (together with IIP and BFLP, the "Sellers") of American Technical Services Group, Inc., a Delaware corporation ("ATSG"), sold all of the outstanding common stock of ATSG held by the Sellers (the "ATSG Stock") to the Company pursuant to a Stock Purchase Agreement between the Sellers and the Company. In payment of the purchase price for the ATSG Stock, the Sellers received options to purchase shares of Common Stock. Pursuant to Stock Option Agreements, dated May 12, 1995, between the Company and each of IIP and BFLP, copies of which were previously filed as Exhibits 10 and 11 to Amendment No. 6 and are incorporated herein by reference, IIP, as the holder of 1,170 shares of ATSG Stock, received the right to purchase up to 892,816 shares of Common Stock at a price of $6.00 per share (the "IIP Option"), and BFLP, as the holder of 25 shares of ATSG Stock, received the right to purchase up to 19,077 shares of Common Stock at a price of $6.00 per share (the "BFLP Option"). The Stock Purchase Agreement provides that the number of shares subject to the IIP Option and the BFLP Option shall be adjusted as appropriate and equitable upon any distributions to stockholders of the Company other than cash dividends. The IIP Option and the BFLP Option are currently exercisable and terminate on May 12, 2000. Interlaken Management Partners, L.P. is the sole general partner of IIP, and Lake Management, Inc. is the sole general partner of Interlaken Management Partners, L.P. Neither Interlaken Management Partners, L.P. nor Lake Management, Inc. is engaged in any other business other than acting as a general partner as stated. Mr. Berkley is the sole stockholder of Lake Management, Inc. In addition, Mr. Berkley is a general partner of BFLP. By reason of the provisions of Rules 13d-3 and 16a-1 promulgated under the Securities Exchange Act of 1934, Mr. Berkley may be deemed to own beneficially the IIP Option and the BFLP Option. As a result of the Stock Dividend, the number of shares of Common Stock subject to the IIP Option was adjusted from 892,816 shares to 919,600 shares, and the number of shares of Common Stock subject to the BFPL Option was adjusted from 19,077 shares to 19,649 shares. The aggregate number of shares of Common Stock issuable upon exercise of the IIP Option and the BFPL Option (939,249 shares) are included in
Item 5 of this Amendment No. 7 for purposes of calculating the number of shares of Common Stock beneficially owned by Mr. Berkley.

Item 7   Material to be Filed as Exhibits

 Exhibit 1 - Joint Filing Agreement, dated July 20, 1990, between Informedia
             Partners, Limited Partnership and William R. Berkley

 Exhibit 2 - Notice of Conversion of Series A Convertible Preferred Stock from
             Informedia Partners, Limited Partnership to the Company dated June 19, 1990

 Exhibit 3 - Subscription Agreement for Shares of Class B Common Stock dated as of June 29, 1990 between the Company and William R. Berkley

 Exhibit 4 - Subscription Agreement for Shares of Common Stock dated as of
             December 21, 1990 between the Company and William R. Berkley

 Exhibit 5 - Stock Purchase Agreement dated as of July 24, 1992, between Mr.
             William R. Berkley and Mr. Jeffrey V. Simon

 Exhibit 7 - Letter agreement, dated January 4, 1994, among Quota Fund NV -
             "Brahman," Brahman Partners II, L.P. Genesis Capital Fund Fund-Brahman, B-Y Partners, L.P., and William R. Berkley

 Exhibit 8 - Letter agreement, dated January 4, 1994, between George E. Krauter and William R. Berkley

 Exhibit 9 - Letter, dated December 22, 1995 from William R. Berkley to Andrew
             M. Bursky

 Exhibit 10 - Stock Option Agreement, dated May 12, 1995, between the Company and Interlaken Investment Partners, L.P.

 Exhibit 11 - Stock Option Agreement, dated May 12, 1995, between the Company and The Berkley Family Limited Partnership

                                                    SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 7, 1996


                                                         WILLIAM R. BERKLEY



                                                         /s/ William R. Berkley